Exhibit 4.27

Northeast Securities, Inc.
100 Wall Street, 8th Floor
New York, NY 10005

As of March 12, 2007

Baywood International, Inc.
14950 North 83rd Place
Suite I
Scottsdale, AZ 85260
Attention:  President

Ladies and Gentlemen:

Reference is made to the Engagement Letter (the “Engagement Letter”) dated September 7, 2006 between Baywood International, Inc. (the “Company”) and Northeast Securities, Inc. (“NESC”) in which the Company has engaged NESC on an exclusive basis in connection with the purchase and sale of securities of the Company on a “best efforts” basis to accredited investors, as the term “accredited investors” is defined in the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, all as further set forth in the Engagement Letter.  The Company proposes to complete an offering (the “Offering”) to purchase a minimum of 100 units (each a “Unit”) and a maximum of 150 Units, each Unit having a purchase price of $50,000 and consisting of (i) 5,000 shares of Series I 8% Convertible Preferred Stock and (ii) a warrant to purchase 250,000 shares of Common Stock at an exercise price of $.02 per share, all as described in the Amended and Restated Confidential Private Placement Memorandum dated March 12, 2007 (the “PPM”) and a Subscription Agreement (the “Subscription Agreement”) between the Company and each of the investors in the Offering, and various other transaction documents, in which NESC will act as placement agent.

Pursuant to this letter agreement (the “Agreement”), the Company confirms and makes certain representations, warranties, agreements and covenants to and for the benefit of NESC as follows:

1.
The Company and NESC confirm that the terms of the Engagement Letter shall remain in full force and effect.  In connection therewith, the Company hereby confirms its representations, warranties, agreements and covenants contained therein, including, without limitation, its obligations to indemnify and hold harmless NESC as set forth in Exhibit A to the Engagement Letter.  In the event of any conflict between this letter agreement and the Engagement Letter, the terms of the Engagement Letter shall be binding and shall supersede the terms of this letter agreement.

2.
In each Subscription Agreement the Company makes to such investors certain representations, warranties, agreements and covenants.  Without limiting the Company’s obligations to NESC under the Engagement Letter, the Company hereby (i) makes to NESC those representations, warranties, agreements and covenants contained in Sections C.II (the “Company Representations”)  and D.I (the “Company Covenants”) of each Subscription Agreement and (ii) confirms that NESC shall receive the benefits of and be entitled to rely upon such representations, warranties, covenants and agreements, as well as those representations and warranties made by investors in Section C.I and D.II of the Subscription Agreement.

3.
The Company understands that NESC shall not have any obligation or responsibility to verify (i) the accuracy or completeness of any information contained in the PPM or any of the documents incorporated by reference therein or of any Subscription Agreement or any other documents or agreements provided by investors in the Offering or (ii) the authenticity, sufficiency or validity of any check or other payment made by such investors in the Offering.

4.
NESC’s obligations pursuant to the Engagement Letter shall be subject, in its discretion, to (i) the continuing accuracy of the Company Representations contained in the Subscription Agreement and in each certificate and document contemplated hereunder to be delivered to NESC or otherwise at the Closing (as defined below) (including, without limitation, all documents contemplated to be delivered by the Company as set forth in each Subscription Agreement (the “Subscription Documents”), as of the  closing of the Offering (the “Closing”; the date of such Closing being referred to herein as the “Closing Date”), (ii) the performance by the Company of its obligations hereunder, and (iii) the following conditions precedent:

(a)           At the Closing, NESC shall have received the favorable opinion of Meltzer, Lippe, Goldstein & Breitstone, LLP, counsel for the Company, substantially in the form attached hereto as Exhibit A;

(b)           At the  Closing, (i) at least 100 Units shall have been subscribed for and accepted by the Company, and Vineyard Bank, N.A., escrow agent for the Company in connection with the Offering (the “Escrow Agent”), shall be in receipt of subscription proceeds of at least $5,000,000 million, and (ii) the Closing shall occur simultaneously with the consummation by the Company of the purchase of all of the assets of Nutritional Specialties, Inc. (the “Lifetime Acquisition”);

(c)           Promptly following the Closing, the Company shall have transmitted to the Securities and Exchange Commission a preliminary  information statement (the “Information Statement”) pursuant to Rule 14C of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with stockholder approval of the amendment of the Company’s articles of incorporation to, among other things, (i) increase the number of shares of Common Stock from 200,000,000 to 500,000,000, (ii) reduce the par value of the Company’s preferred stock from $1.00 per share to $.001 per share and (iii) fix the number of directors constituting the Company’s board of directors (the “Board”) at five for a three-year period;

(d)           Simultaneously with the Closing, NESC, the Company and certain of the Company’s stockholders shall enter into a three-year voting agreement substantially in the form attached hereto as Exhibit B, whereby each such stockholder agrees to vote his, her or its stock in favor of (2) two persons designated by NESC to be members of the Board;

(e)           On or prior to the Closing, NESC shall have been furnished such information, documents and certificates as it may reasonably require for the purpose of enabling it to review the matters referred to in this Section 4 and in order to evidence the accuracy, completeness or satisfaction of any of the representations, warranties, covenants, agreements or conditions herein contained, or as it may otherwise reasonably request;

(f)           At the Closing, NESC shall have received a certificate of the chief executive officer of the Company, dated as of the Closing Date, to the effect that, as of the date thereof, the Company Representations were accurate, and that, as of such date, the obligations to be performed by the Company hereunder on or prior thereto have been fully performed in all material respects;

(g)           At the Closing, NESC shall have received a Certificate of Good Standing or comparable certificate as to the Company, certified as of a recent date prior to the Closing Date by the Secretary of State of the Company’s state of incorporation;

(h)           At the Closing, NESC shall have received a customary certificate of the Secretary of the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to NESC and its counsel;

(i)           All proceedings taken in connection with the issuance, sale and delivery of the Units and the Placement Agent Warrants (as defined in the PPM) shall be reasonably satisfactory in form and substance to NESC and its counsel, including without limitation execution and delivery of the various Transaction Documents (as defined in the Subscription Agreement), as well as the Placement Agent Warrant, by each of the parties thereto;

(j)           At the Closing, the Company shall execute and deliver a “Joint Disbursement Letter” in substantially the form attached hereto as Exhibit C, which letter shall be countersigned by NESC as set forth thereon and submitted to the Escrow Agent in connection with the disbursement of subscription proceeds;

(k)           On or prior to the Closing, the Company shall have obtained a $5 million “key-man” insurance policy with respect to the life of Thomas Pinkowski at the Company’s sole expense and with the Company as the sole beneficiary thereof; and

(l)           Any certificate or other document signed by any officer of the Company and delivered to NESC and its counsel as required hereunder shall be deemed a representation and warranty by the Company hereunder as to the statements made therein.  If any conditions to NESC’s obligations hereunder have not been fulfilled as and when required to be so fulfilled, NESC may terminate the Engagement Letter or, if NESC so elects, in writing waive any such conditions that have not been fulfilled or extend the time for their fulfillment.  In the event that NESC elects to terminate the Engagement Letter, NESC shall notify the Company of such election in writing.  Upon such termination, neither party shall have any further liability nor obligation to the other except as otherwise provided in the Engagement Letter.

5.	The Company covenants to and agrees with NESC that it shall:

(a)           Notify NESC as soon as practicable, and confirm such notice promptly in writing: (i) when any event shall have occurred during the period commencing on the date hereof and ending on the Closing Date as a result of which the PPM would include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) of the receipt of any notification with respect to the modification, rescission, withdrawal or suspension of the qualification or registration of the Units or of an exemption from such registration or qualification in any jurisdiction.  The Company will use its reasonable best efforts to prevent the issuance of any such modification, rescission, withdrawal or suspension and, if any such modification, rescission, withdrawal or suspension is issued, to obtain the lifting thereof as promptly as possible.

(b)           Not supplement or amend the PPM unless NESC and its counsel shall have approved of such supplement or amendment in writing, such approval not to be unreasonably withheld, delayed or conditioned.  If, at any time during the period commencing on the date hereof and ending on the Closing Date, any event shall have occurred as a result of which the PPM contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or if, in the opinion of counsel to the Company or counsel to NESC, it is necessary at any time to supplement or amend the PPM to comply with the Act, Regulation D or any applicable securities or “blue sky” laws, the Company will promptly prepare an appropriate supplement or amendment (in form and substance reasonably satisfactory to NESC and its counsel) that will correct such statement or omission or that will effect such compliance.

(c)           Use best efforts to have the Information Statement declared effective by the Securities and Exchange Commission (the “SEC”).

(d)           Deliver without charge to NESC such number of copies of the PPM and any supplement or amendment thereto as may reasonably be requested by NESC.

(e)           Not, directly or indirectly, in connection with the Offering, solicit any offer to buy from, or offer to sell to, any person or entity any Units or other securities of the Company except through NESC.

(f)           Not solicit any offer to buy or offer to sell Units by any form of general solicitation or advertising, including, without limitation, any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over the Internet, television or radio or at any seminar or meeting whose attendees have been invited by any general solicitation or advertising.

(g)           At all times during the period commencing on the date hereof and ending on the Closing Date, provide to each prospective investor or his, her or its representative, if any, on reasonable request, such information (in addition to that contained in the PPM) concerning the Offering, the Company, the Units and any other relevant matters as it possesses or can acquire without unreasonable effort or expense and extend to each prospective investor or his purchaser representative, if any, the opportunity to ask questions of, and receive answers from the Company concerning the terms and conditions of the Offering, the business of the Company and/or the business of “Lifetime” or the “Lifetime Acquisition” (as such terms are defined in the PPM), and to obtain any other additional information, to the extent it possesses the same or can acquire it without unreasonable effort or expense, as such prospective investor or purchaser representative, if any, may consider necessary in making an informed investment decision or in order to verify the accuracy of the information furnished to such prospective Investor or purchaser representative, as the case may be.

(h)           Notify NESC promptly of the acceptance or rejection of any subscription.

(i)           File five (5) copies of a Notice of Sales of Units on Form D with the SEC no later than 15 days after the first sale of the Units, if required by law.  The Company will also comply with any filing requirement imposed by the laws of any State in which offers and sales are made.  The Company shall furnish NESC and its counsel with copies of all such filings.

(j)           Not, directly or indirectly, engage in any act or activity that may jeopardize the status of the offering and sale of the Units as exempt transactions under the Act or under the securities or “blue sky” laws of any State in which the Offering may be made.

(k)           Apply the net proceeds from the sale of the Units for the purposes set forth under the caption “Use of Proceeds” in the PPM substantially in the manner indicated thereunder.

(l)           Not, during the period commencing on the date hereof and ending on the  Closing Date, issue any press release or other communication or hold any press conference with respect to the Company, its financial condition, results of operations, business properties, assets, liabilities or future prospects of the Offering, without the prior written consent of NESC, which consent will not be unreasonably withheld.  NESC agrees that, during the period commencing on the date hereof and ending on the Closing Date, it shall also not issue any press release or other communication or hold any press conference with respect to the Company, its financial condition, results of operations, business properties, assets, liabilities or future prospects of the Offering, without the prior written consent of the Company, which consent will not be unreasonably withheld, except in connection with usual and customary marketing activity related to the Offering as would reasonably be conducted by a placement agent in connection with offerings similar to the Offering.

(m)           Not, prior to the completion of the Offering, bid for, purchase, attempt to induce others to purchase, or sell, directly or indirectly, any shares of Common Stock or any other securities in violation of the provisions of Regulation M under the Exchange Act.

6.
No later than the Closing, the Company shall expand its board of directors (the “Board”) to five (5) directors (each a “Director”), two of whom shall be designated by NESC (collectively, the “NESC Designees”) pursuant to the rights granted to NESC in the Voting Agreement.  NESC shall name its initial designees on or before the Closing Date.  The Company agrees to take all necessary measures in order to carry out the agreements set forth in this Section 6; provided, however, that NESC agrees and acknowledges that the action set forth in this Section 6 is subject to the entering into the Voting Agreement by the parties thereto, as contemplated by Section 4(d) hereof.  From the Closing and for a period of three (3) years thereafter, the Company shall not take any action with the intent or the effect of (i) changing the size of the Board, (ii) removing either of the NESC Designees or (iii) frustrating the rights accorded NESC set forth in this Section 6, in each case without the prior written approval of NESC.  To the extent that any provisions of this Section 6 conflict with or are inconsistent with the provisions of the Voting Agreement, the provisions of the Voting Agreement shall prevail to the extent of such conflict or inconsistency.

7.
All notices under this Agreement (except payment) must be in writing, and are sufficiently given if delivered to the addressees in person, by overnight courier service, or, if mailed, postage prepaid, by certified mail (return receipt requested), and will be effective three days after being placed in the mail if mailed, or upon receipt or refusal of receipt, if delivered personally or by courier or confirmed telecopy, in each case addressed to a party.  All communications to the Company should be sent to:

Baywood International, Inc.
14950 North 83rd Place
Suite 1
Scottsdale, AZ 85260
(450) 951-3956 (phone)
(480) 483-2168(fax)
Attn: President

With a copy to:

Meltzer, Lippe, Goldstein & Breitstone, LLP
190 Willis Avenue
Mineola, New York 11501
(516) 747-0300 (phone)
(516) 747-0653 (fax)
Attn: David I. Schaffer, Esq.

All communications to NESC should be sent to:

Northeast Securities, Inc.
100 Wall Street, 8th Floor
New York, NY 10005
(212) 607-5400 (phone)
(212) 269-0126 (fax)
Attn. David Tsiang
Senior Vice President

With a copy to:

Hand Baldachin & Amburgey LLP
1775 Broadway, 23rd Floor
New York, NY 10019
(212) 956-9500
(212) 259-3910
Attn. Alan Baldachin, Esq.

8.
This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's rules concerning conflicts of laws.  This Agreement may be executed in counterparts, each of which together shall be considered a single document.

9.
It is understood and agreed that NESC and its affiliates may from time to time make a market in, have a long or short position in, buy and sell or otherwise effect transactions for customer accounts and for their own accounts in the securities of, or perform investment banking or other services, for, the Company and other entities.

Very truly yours,

NORTHEAST SECURITIES, INC.

By:	/s/ David Tsiang
Name: David Tsiang
Title: Senior Vice President

ACCEPTED AND AGREED:

BAYWOOD INTERNATIONAL, INC.

By:	/s/ Neil Reithinger
Name: Neil Reithinger
Title: Chief Executive Officer